UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Zenvia Inc. Unaudited Interim condensed consolidated financial statements as of September 30, 2022

Contents

Unaudited condensed consolidated statements of financial position	1

Unaudited condensed consolidated statements of profit or loss and other comprehensive income	2

Unaudited condensed consolidated statements of changes in equity	3

Unaudited condensed consolidated statements of cash flow	4

Notes to the unaudited interim condensed consolidated financial statements	5

Zenvia Inc. Unaudited condensed consolidated statements of financial position as of September 30, 2022 (In thousands of Reais)

Assets	Note	September 30, 2022	December 31, 2021
Current assets
Cash and cash equivalents	6	121,093	582,231
Trade and other receivables	7	147,413	142,407
Derivative financial instruments		-	74
Tax assets		30,266	15,936
Prepayments		5,511	20,918
Other assets		5,841	4,493
Total current assets		310,124	766,059
Non-current assets
Tax assets		195	112
Prepayments		2,539	2,271
Other Assets		39	37
Financial investment	6	7,831	7,005
Deferred tax assets	19	27,193	2,276
Property, plant and equipment	8	19,413	15,732
Intangible assets and goodwill	9	1,521,321	1,050,357
Total non-current assets		1,578,531	1,077,790
Total assets		1,888,655	1,843,849

1

Zenvia Inc. Unaudited condensed consolidated statements of financial position as of September 30, 2022 (In thousands of Reais)

Liabilities	Note	September 30, 2022	December 31, 2021
Current liabilities
Loans and borrowings	10	86,900	64,415
Trade and other payables	11	232,957	144,424
Liabilities from acquisitions	14	70,214	176,069
Tax liabilities		15,665	15,736
Employee benefits		42,085	21,926
Lease liabilities		1,718	2,220
Deferred revenue		11,218	4,582
Taxes to be paid in installments		395	511
Total current liabilities		461,152	429,883
Non-current liabilities
Liabilities from acquisitions	14	209,131	60,220
Trade and other payables	11	1,260	936
Loans and borrowings	10	91,398	143,723
Employee benefits		39	-
Lease liabilities		2,431	2,038
Provisions for labor, tax and civil risks	13	481	1,369
Taxes to be paid in installments		503	722
Deferred tax liabilities	19	-	1,756
Total non-current liabilities		305,243	210,764
Equity
Capital	15	957,525	957,523
Reserves	15	261,186	261,237
Accumulated losses		(96,317)	(15,558)
Equity holders of the parent company		1,122,394	1,203,202
Non-controlling interests		(134)	-
Total Equity		1,122,260	1,203,202
Total equity and liabilities		1,888,655	1,843,849

See the accompanying notes to the interim condensed consolidated financial statements.

2

Zenvia Inc. Unaudited condensed consolidated statements of profit or loss and other comprehensive income for the three and nine-months periods ended September 30, 2022 (In thousands of Reais)

Profit and loss

	Note	Three months ended September 30,		Nine months ended September 30,
		2022	2021	2022	2021
Revenue	16	180,351	163,716	581,829	422,061
Cost of services	17	(106,374)	(110,914)	(382,380)	(297,500)
Gross profit		73,977	52,802	199,449	124,561
Operating expenses
Sales and marketing expenses	17	(34,389)	(22,314)	(90,579)	(60,514)
General and administrative expenses	17	(33,158)	(79,489)	(107,498)	(126,678)
Research and development expenses	17	(17,395)	(5,091)	(46,588)	(16,100)
Allowance for expected credit losses	17	(1,044)	(1,407)	(5,041)	(4,653)
Other income and expenses, net		(8,976)	1,939	(28,960)	1,759
Operating loss		(20,985)	(53,560)	(79,217)	(81,625)
Financial Income (Expenses)
Finance expenses	18	(24,169)	(10,838)	(55,647)	(37,807)
Finance income	18	6,956	2,427	28,506	21,092
Net finance costs		(17,213)	(8,411)	(27,141)	(16,715)
Loss before taxes		(38,198)	(61,971)	(106,358)	(98,340)
Income Tax and Social Contribution
Deferred income tax and social contribution	19	10,793	3,856	26,678	13,512
Current income tax and social contribution	19	(399)	(1,458)	(1,122)	(2,090)
Total Income Tax and Social Contribution		10,394	2,398	25,556	11,422
Loss of the period		(27,804)	(59,573)	(80,802)	(86,918)

Loss attributable to:
Owners of the Company		(27,777)	(59,573)	(80,759)	(86,918)
Non-controlling interests		(27)	-	(43)	-

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cumulative translation adjustments from operations in foreign currency		3,177	25,010	(17,687)	26,422
Total comprehensive loss for the period		(24,627)	(34,563)	(98,489)	(60,496)

Loss earnings per share (expressed in Reais per share)
Basic	20	(0.667)	(1.442)	(1.942)	(2.103)
Diluted	20	(0.667)	(1.442)	(1.942)	(2.103)

See the accompanying notes to the interim condensed consolidated financial statements.

3

Zenvia Inc. Unaudited condensed consolidated statement of changes in equity For the nine months period ended September 30, 2022 (In thousands of reais)

Changes in equity

		Reserves
	Capital	Capital reserve	Legal reserve	Investments reserve	Translation reserve	Retained earnings (loss)	Attributable to owners of the Company	Non-controlling interests	Total equity
Balance at December 31, 2020	130,292	-	3,854	1,600	1,033	(21,431)	115,348	-	115,348

Loss for the period	-	-	-	-	-	(86,918)	(86,918)	-	(86,918)
Corporate reorganization	(130,286)	87,146	(3,854)	(1,600)	(1,925)	50,519	-	-	-
Issuance of common stock in connection with a initial public offering	1,031,355	-	-	-	-	-	1,031,355	-	1,031,355
Costs related to the initial public offering	(78,788)	-	-	-	-	-	(78,788)	-	(78,788)
Additional paid-in capital (share swap)	1,070	137,279	-	-	-	-	138,349	-	138,349
Cumulative translation adjustments from operations in foreign currency	-	-	-	-	26,422	-	26,422	-	26,422
Share-based compensation	-	(24)	-	-	-	-	(24)	-	(24)
Balance at September 30, 2021	953,643	224,401	-	-	25,530	(57,830)	1,145,744	-	1,145,744

Balance at December 31, 2021	957,523	226,599	-	-	34,638	(15,558)	1,203,202	-	1,203,202

Loss for the period	-	-	-	-	-	(80,759)	(80,759)	(43)	(80,802)
Cumulative translation adjustments from operations in foreign currency	-	-	-	-	(17,687)	-	(17,687)	-	(17,687)
Issuance of shares	1	411	-	-	-	-	412	-	412
Share-based compensation	-	1,486	-	-	-	-	1,486	-	1,486
Issuance of shares related to business combinations	1	15,739	-	-	-	-	15,740	-	15,740
Acquisition of subsidiary with NCI	-	-	-	-	-	-	-	(91)	(91)
Balance at September 30, 2022	957,525	244,235	-	-	16,951	(96,317)	1,122,394	(134)	1,122,260

See the accompanying notes to the interim condensed consolidated financial statements.

4

Zenvia Inc. Unaudited condensed consolidated statement of cash flows For the nine months period ended September 30, 2022 (In thousands of reais)
Nine months ended September 30,
	2022	2021
Cash flow from operating activities
Profit (loss) for the period	(80,802)	(86,918)
Adjustments for:
Tax (income) expenses	(25,556)	(13,512)
Depreciation and amortization	54,296	26,960
Allowance for expected credit losses	5,450	4,653
Provisions for tax, labor and civil risks risks	1,884	(875)
Provision for bonus and profit sharing	10,775	9,590
IPO Bonus (Cash and share-based payment)	-	48,072
Share-based compensation	2,866	(24)
Provision for earn-out and compensation	25,358	14,246
Interest from loans and borrowings	22,888	10,820
Interest on leases	421	239
Exchange variation gain	5,022	(2,708)
Loss for non-use of the advance payment	5,529	-
Loss on write-off of property, plant and equipment	167	974
Effect of hyperinflation	6,709	1,018
Changes in assets and liabilities
Trade and other receivables	10,869	(38,008)
Interest earning bank deposits	(826)	-
Prepayments	9,610	(36,075)
Other assets	(7,920)	(15,293)
Suppliers	68,926	5,711
Employee benefits	5,318	(38,637)
Other liabilities	(16,712)	3,184
Lease liabilities	-	2,418
Cash generated from (used in) operating activities	104,272	(104,165)
Interest paid on loans and leases	(22,734)	(10,650)
Income taxes paid	-	(1,050)
Net cash flow from (used in) operating activities	81,538	(115,865)
Cash flow from investing activities
Acquisition of subsidiary, net of cash acquired	(300,075)	(358,646)
Acquisition of property, plant and equipment	(10,291)	(8,426)
Additions bank deposit	-	(4,593)
Acquisition of Intangible assets	(30,995)	(12,296)
Net cash used in investment activities	(341,361)	(383,961)
Cash flow from financing activities
Capital increase - public offering	-	1,031,355
Issue cost – public offering	-	(78,788)
Proceeds from loans and borrowings	20,000	151,428
Repayment of borrowings	(49,114)	(34,103)
Payment of lease liabilities	(2,458)	(944)
Payments for investments acquired in installments	(152,057)	(51,159)
Capital increase	1	5,538
Net cash from (used in) financing activities	(183,628)	1,023,327
Exchange rate change on cash and cash equivalents	(17,687)	26,422
Net (decrease) increase in cash and cash equivalents	(461,138)	549,924
Cash and cash equivalents at January 1	582,231	59,979
Cash and cash equivalents at September 30	121,093	609,903

See the accompanying notes to the interim condensed consolidated financial statements.

5

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

1.	Operations

Zenvia Inc. (“Company” or “Zenvia”) was incorporated in November 2020, as a Cayman Islands exempted company with limited liability duly registered with the Registrar of Companies of the Cayman Islands. These unaudited interim condensed consolidated financial statements comprise the Company and its subsidiaries (together referred to as “the Group”). The Group is primarily involved in the development of a cloud-based platform that enables organizations to integrate several communication capabilities (including short message service, or SMS, WhatsApp, Voice, WebChat and Facebook Messenger) into their software applications.

As of September 30, 2022, the Company has negative consolidated working capital in the amount of R$151,028 (current assets of R$310,124 and current liabilities of R$461,152), mainly arising from a reduction in our cash position as a result of our Mergers and Acquisitions (“M&A”) activity.

Zenvia’s Management is confident that it has access to instruments and alternatives to settle the Company's short-term obligations, including improved cash generation for the next 12 months, the recently announced renegotiating of certain earn-out payment terms (as detailed in note 23), the renegotiating current outstanding loans (as detailed in note 10), as well as a review of its corporate structure aimed at reducing the Company’s current workforce in line the acceleration of the integration of acquisitions. Therefore, although the Company has presented losses in recent periods, Zenvia's Management understands that the Company will be operating with positive profitability metrics in a foreseeable future.

a.	Business combination – Direct One (“D1”)

On July 31, 2021, Zenvia Mobile Serviços Digitais S.A. (“Zenvia Brazil”) completed the purchase agreement for the acquisition of 100% of the share capital of One To One Engine Desenvolvimento e Licenciamento de Sistemas de Informática S.A. – Direct One, or “D1”, including its wholly owned subsidiary Smarkio Tecnologia Ltda. (“Smarkio”). D1 is a platform that connects different data sources to enable a single customer view layer, allowing the creation of multichannel communications, generation of variable documents, authenticated message delivery and contextualized conversational experiences.

At the acquisition date, and under the terms of this acquisition agreement, the total estimated consideration was R$716,428 and was comprised of: (1) (i) Zenvia Brazil contributed R$21,000 in cash into D1 on May 31, 2021, and (ii) on the closing date, July 31, 2021, Zenvia Brazil contributed further R$19,000 in cash into D1; (2) the Company paid to D1 shareholders R$318,646 in cash; (3) the Company issued 1,942,750 of Class A common shares of Zenvia to certain D1 shareholders, equivalent to R$132,812; and (4) the Company agreed to pay earn-outs to certain D1 shareholders which, at the acquisition date, was estimated to be (i) R$56,892 in the second quarter of 2022; and (ii) R$168,078 in the second quarter of 2023.

On February 15, 2022, the Company decided to accelerate D1 integration which resulted in a new agreement, replacing the previous amounts estimated, at the acquisition date, and timing of the earn-outs payments. The new agreement provides that the Company will pay to D1 former shareholders a total earn-outs amounting of R$164,000. R$124,000 was paid in the first quarter of 2022 and R$40,000 will be paid on March 31, 2023.

On October 26, 2022, the Company reached an agreement with D1 to extend the remaining payments. More details are disclosed in Note 23.

Goodwill arising from the acquisition has been recognized as follows:

6

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

D1
July 31, 2021
Consideration transferred	716,428
Cash and cash equivalents	59,447
Trade and other receivables	16,516
Intangible assets and goodwill	53,271
Loans and borrowings	(63,430)
Other net liabilities	(17,327)
Intangible assets –– Customer portfolio	1,482
Intangible assets –– Digital platform	58,489
Total net assets acquired at fair value	108,448
Goodwill	607,980

The goodwill of R$607,980 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions necessary to integrate the businesses from a tax perspective, are intended by management and considered feasible from a legal perspective.

b.	Business combination – Sensedata Tecnologia Ltda (“Sensedata”)

On November 1, 2021, Zenvia Brazil acquired all the shares of Sensedata Tecnologia Ltda, referred as “SenseData” which is a SaaS company that enables businesses to create communication actions and specific 360º customer journeys, supported by a customized proprietary scorecard called SenseScore.

Under the terms of the acquisition agreement, the total consideration transferred and expected to be transferred are as follows: (1) R$30,112 in cash upfront; (2) In May 2022, former controlling shareholders received 94,200 Zenvia’s Class A common shares, equivalent to an amount of R$6,793; (3) a deferred payment due in two installments which (i) the first payment will be paid in December 2022 and currently estimated at R$13,442; (ii) the second payment will be paid in December 2023 currently estimated at R$21,576; (iii) the deferred payments bear monetary correction indexed to IPCA (Extended National Consumer Price Index in Brazil) rate accumulated since the closing date, estimated at R$841 which will be paid on the first installment payment and R$1,261 which will be paid on the second installment payment; (4) an additional earn-out cash structure based on the achievement of gross profit milestones currently estimated at R$10,411 will be paid in December 2022; (5) an additional earn-out cash structure based on the achievement of gross profit milestones currently estimated at R$9,347 will be paid in December 2023. The range of the two installments and earn-outs outcomes considering the achievement varying from -50% to + 50% is R$35,018 and R$100,349 respectively.

The goodwill arising from the acquisition has been recognized as follows:

SenseData
November 1, 2021
Consideration transferred	71,923
Other net assets, including PPE and cash	2,120
Intangible assets –– Customer portfolio	720
Intangible assets –– Digital platform	48,271
Total net assets acquired at fair value	51,111
Goodwill	20,812

The goodwill of R$20,812 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions, necessary to integrate the businesses from a tax perspective, are intended by management and considered feasible from a legal perspective.

7

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

c.	Business combination – Movidesk Ltda. (“Movidesk”)

On May 2, 2022, Zenvia Brasil acquired 98.04% of shares of Movidesk Ltda., referred to as “Movidesk”, and 1.96% of shares in options to purchase to be exercised through the payments of the exercise price by Zenvia Brasil. Movidesk is a SaaS company that focuses on customer service solutions to define workflows, provide integration with communication channels, and monitor tickets through dashboards and reports, offering a fully-fledged end-to-end support platform.

Under the terms of the acquisition agreement, the total consideration transferred and expected to be transferred are as follows: (1) R$301,258 paid in cash in May 2022 and; (2) the former controlling shareholders, and key executives have received 315,820 Zenvia’s Class A common shares equivalent to an amount of R$15,740; and (3) an earn-out structure based on the fulfilling of gross margin targets until the third quarter of 2023, which is currently estimated at approximately R$173,092 to be paid in December 2023; and (4) R$8,411 to be paid in exercise price of purchase options. The range of the earn-outs outcomes considering the achievement varying from -50% to + 50% is R$94,441 and R$360,376 respectively.

On October 26, 2022, the Company reached an agreement with Movidesk to extend the remaining payments. More details are disclosed in Note 23.

The goodwill arising from the acquisition has been recognized as follows:

Movidesk
May 2, 2022
Consideration transferred	485,115
Other net assets, including PPE and cash	(3,434)
Intangible assets –– Digital platform	225,294
Intangible assets –– Customer portfolio	12,049
Intangible assets –– Non-compete	4,477
Total net assets acquired at fair value	241,820
Goodwill	246,729

The preliminary goodwill of R$246,729 comprises the skills and technical talent of the workforce and the value of future economic benefits arising from the synergies from the acquisition and in line with the strategy of the Company. At the time of the acquisition, future tax deductibility is probable as certain actions, necessary to integrate the businesses from a tax perspective, are intended by management and considered feasible from a legal perspective.

The fair value of Movidesk’s intangible assets (digital platform, customer portfolio and non-compete) has been measured provisionally by valuation techniques that are summarized below, still subject to adjustments during the measurement period of 12 months from the acquisition date.

8

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

Assets acquired	Valuation technique
Intangible assets – Allocation of the customer portfolio and digital platform	The MPEEM methodology (Multi Period Excess Earnings Method) is mostly used to measure the value of primary assets or most important assets of a company. According to that method, in determining fair values, the cash flows attributable to all other assets are subtracted through a contributory asset charge (CAC). The MPEEM method assumes that the fair value of an intangible asset is the same as the present value of the cash flows attributable to that asset, less the contribution of other assets, both tangible and intangible ones.

Since the acquisition, Movidesk has generated revenues of R$20,704 and loss of R$2,183 included in the consolidated financial statements. If the acquisition had occurred on January 1st, 2022, management estimates that consolidated revenue would have been R$596,027, and consolidated loss for the nine-months period would have been R$82,629. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1st, 2022.

Due to the size and complexity of the Movidesk operations, at the disclosure date of this interim financial information, the evaluation by an independent party of the fair value of the assets acquired and liabilities assumed is preliminary and subject to adjustments up to the purchase price allocation conclusion. If new information obtained within one year of the date of acquisition about facts and circumstances that existed at the date of acquisition identifies adjustments to the above amounts, or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

2.	Company’s subsidiaries

		September 30, 2022		December 31, 2021
	Country	Direct	Indirect	Direct	Indirect
Subsidiaries		%	%	%	%
Zenvia Mobile Serviços Digitais S.A.	Brazil	100	-	100	-
MKMB Soluções Tecnológicas Ltda.	Brazil	-	100	-	100
Total Voice Comunicação S.A.	Brazil	-	100	-	100
Rodati Motors Corporation	USA	-	100	-	100
Zenvia México	Mexico	-	100	-	100
Zenvia Voice Ltda	Brazil	-	100	-	100
One to One Engine Desenvolvimento e	Brazil	-	100	-	100
Licenciamento de Sistemas de Informática S.A.
Sensedata Tecnologia Ltda.	Brazil	-	100	-	100
Rodati Services S.A.	Argentina	-	100	-	100
Movidesk S.A.	Brazil	-	98.04	-	-
Rodati Servicios, S.A. de CV	Mexico	-	100	-	100
Rodati Motors Central de Informações de Veículos Automotores Ltda.	Brazil	-	100	-	100

9

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)
3.	Preparation basis

These interim condensed consolidated financial statements for the nine months periods ended September 30, 2022, have been prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 (‘last annual financial statements’). They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS Standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The issuance of these financial statements was approved by the Executive Board of Directors on November 16, 2022.

a.	Measurement basis

The interim condensed consolidated financial statements were prepared based on historical cost, except for certain financial instruments measured at fair value, as described in the following accounting practices. See item (d) below for information on the measurement of financial information of subsidiaries located in hyperinflationary economies.

b.	Functional and presentation currency

These interim condensed consolidated financial statements are expressed in thousands of Brazilian Real (R$), which is the Company’s functional currency. For disclosures of amounts in other currencies, the values were also expressed in thousands, unless otherwise stated.

c.	Foreign currency translation

For the consolidated Group companies in which the functional currency is different from the Brazilian Real, the financial statements are translated to Real as of the closing date. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items carried at historical cost are reported using the exchange rate at the date of the transaction. Foreign currency differences are generally recognized in profit or loss and presented within finance costs.

d.	Accounting and reporting in highly hyperinflationary economy

In July 2018, considering that the inflation accumulated in the past three years in Argentina was higher than 100%, the adoption of the accounting and reporting standard in the hyperinflationary economy became mandatory in relation to the subsidiary Rodati Services S.A., located in Argentina.

Non-monetary assets and liabilities, the equity and the statement of income of subsidiaries that operate in hyperinflationary economies are adjusted by the change in the general purchasing power of the currency, applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on the historical or current cost approach, should be expressed in terms of the current measurement unit at the balance sheet date and translated into Real at the closing exchange rate for the period. The impacts of changes in general purchasing power were reported as finance costs in the statements of income of the Company.

10

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)
e.	Use of estimates and judgments

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

(i)	Measurement of fair value

A series of Company’s accounting policies and disclosures requires the measurement of fair value, for financial and non-financial assets and liabilities.

Evaluation process includes the regular review of significant non-observable data and valuation adjustments. If third-party information, such as brokerage firms’ quotes or pricing services, is used to measure fair value, then the evaluation process analyzes the evidence obtained from the third parties to support the conclusion that such valuations meet the IFRS requirements, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or liability, the Company uses observable data as much as possible. Fair values are classified at different levels according to hierarchy based on information (inputs) used in valuation techniques, as follows:

—	Level 1: Prices quoted (not adjusted) in active markets for identical assets and liabilities.
—	Level 2: Inputs, except for quoted prices, included in Level 1 which are observable for assets or liabilities, directly (prices) or indirectly (derived from prices).
—	Level 3: Inputs, for assets or liabilities, which are not based on observable market data (non-observable inputs). The Company has shares in purchase options reasonably certain to be exercised through the payments of the exercise price by Zenvia Brasil.

The Company recognizes transfers between fair value hierarchy levels at the end of the financial statements’ period in which changes occurred.

11

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

4.	Significant accounting policies

There have been no changes to the Company's significant accounting policies as described in its annual financial statements for the year ended December 31, 2021 which should be read in conjunction with these interim condensed consolidated financial statements.

5.	New standards, amendments, and interpretations of standards

The following amended standards are effective for annual periods beginning on or after January 1, 2022. The following amended standards and interpretations do not have a material impact on the Company’s consolidated financial statements:

●     Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16);

●     Classification of Liabilities as Current or Non-current (Amendments to IAS 1);

●     Annual improvements to IFRS Standards 2019-2020; and

●     Amendment to IFRS 3, adding an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

6.	Cash and cash equivalents and financial investments

	September 30, 2022	December 31, 2021
Cash and banks	37,284	235,472
Short-term investments maturing in up to 90 days (a)	83,809	346,759
Financial investments (b)	7,831	7,005
Total	128,924	589,236

Cash and cash equivalents	121,093	582,231
Financial investments	7,831	7,005

(a)	Highly liquid short-term interest earning bank deposits are readily convertible into a known amount of cash and subject to an insignificant risk of change of value. They are substantially represented by interest earning bank deposits at rates varying from 75% to 103% of the CDI rate (Interbank Interest Rate in Brazil).

(b)	As of September 30, 2022, the return on such investments is equivalent to 183% of the CDI. The assets are mainly composed of Direct Lending, Securitization and Agribusiness. Those investments are held as guarantee of the debentures borrowing contract entered into in May 2021.

12

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

7.	Trade and other receivables

	September 30, 2022	December 31, 2021
Domestic	154,962	140,573
Abroad	3,427	2,863
Related party (a)	-	7,269
	158,389	150,705

Allowance for expected credit losses	(10,976)	(8,298)
Total	147,413	142,407

(a)	The outstanding balances are related to the Company´s shareholder Twilio Inc. (note 22) which had ordinary SMS transactions with the Company.

As of September 30, 2022 and December 31, 2021, the Company’s changes in allowance for expected credit losses are as follows:

	September 30, 2022	December 31, 2021
Balance at the Beginning of the Fiscal Year	(8,298)	(6,087)
Additions	(5,899)	(8,508)
Reversal	449	2,205
Additions due to acquisitions	(36)	-
Write-offs	2,808	4,092
Balance at the End of the Period	(10,976)	(8,298)

The Company performs write-offs of trade accounts receivable against the allowance for expected credit losses past due over 180 days as this is the period for which management believes there is no reasonable expectation that accounts receivable will be recovered.

13

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

The breakdown of accounts receivable from customers by maturity is as follows:

	September 30, 2022	December 31, 2021
Current	135,532	129,177
Overdue (days):
1–30	4,466	7,295
31–60	2,187	2,555
61–90	1,182	1,466
91–120	1,477	1,337
121–150	1,822	1,018
>150	11,723	7,857
Total	158,389	150,705

8.	Property, plant and equipment

8.1.	Breakdown of balances

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance September 30, 2022
Furniture and fixtures	10	1,440	(650)	790
Leasehold improvements	10	2,710	(1,336)	1,374
Data processing equipment	20	24,730	(11,539)	13,191
Right of use – leases	20 to 30	4,845	(897)	3,948
Machinery and equipment	10	351	(289)	62
Other fixed assets	10 to 20	199	(151)	48
Total		34,275	(14,862)	19,413

	Average annual depreciation rates (%)	Cost	Accumulated depreciation	Net balance December 31, 2021
Furniture and fixtures	10	1,169	(597)	572
Leasehold improvements	10	2,177	(1,086)	1,091
Data processing equipment	20	19,091	(9,061)	10,030
Right of use – leases	20 to 30	6,943	(3,097)	3,846
Machinery and equipment	10	408	(330)	78
Other fixed assets	10 to 20	332	(217)	115
Total		30,120	(14,388)	15,732

14

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

8.2.	Changes in property, plant and equipment

	Average annual depreciation rates %	December 31, 2021	Additions	Additions due to acquisitions	Disposals	Hyperinflation adjustment	Transfers	Exchange variations	September 30, 2022
Furniture and fixtures		1,169	3	384	(69)	(23)	-	(24)	1,440
Leasehold improvements		2,177	-	759	(226)	-	-	-	2,710
Data processing equipment		19,091	5,087	1,161	(638)	151	-	(122)	24,730
Right of use – leases		6,943	5,198	-	(7,262)	-	(34)	-	4,845
Machinery and equipment		408	-	-	(57)	-	-	-	351
Other fixed assets		332	3	5	(74)	(35)	-	(32)	199
Cost		30,120	10,291	2,309	(8,326)	93	(34)	(178)	34,275
Furniture and fixtures	10	(597)	(117)	-	41	12	-	11	(650)
Leasehold improvements	10	(1,086)	(362)	-	112	-	-	-	(1,336)
Data processing equipment	20	(9,061)	(3,028)	-	633	(116)	-	33	(11,539)
Right of use – leases	20 to 30	(3,097)	(1,925)	-	4,091	-	34	-	(897)
Machinery and equipment	10	(330)	(14)	-	55	-	-	-	(289)
Other fixed assets	10 to 20	(217)	(22)	-	56	17	-	15	(151)
(-) Accumulated depreciation		(14,388)	(5,468)	-	4,988	(87)	34	59	(14,862)
Total		15,732	4,823	2,309	(3,338)	6	-	(119)	19,413

15

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

	Average annual depreciation rates %	December 31, 2020	Additions	Additions due to acquisitions	Disposals	Hyperinflation adjustment	Exchange variations	December 31, 2021
Furniture and fixtures		1,374	31	160	(413)	22	(4)	1,169
Leasehold improvements		1,674	18	465	-	27	(7)	2,177
Data processing equipment		14,277	5,093	935	(1,024)	86	(276)	19,091
Right of use – leases		4,967	959	1,817	(800)	-	-	6,943
Machinery and equipment		515	-	1	(108)	-	-	408
Other fixed assets		309	5	26	(8)	-	-	332
Cost		23,116	6,105	3,404	(2,353)	135	(287)	30,120
Furniture and fixtures	10	(604)	(153)	-	172	(12)	-	(597)
Leasehold improvements	10	(847)	(225)	-	-	(17)	3	(1,086)
Data processing equipment	20	(6,229)	(2,860)	-	69	(73)	32	(9,061)
Right of use – leases	20 to 30	(2,347)	(2,228)	-	1,478	-	-	(3,097)
Machinery and equipment	10	(411)	(17)	-	97	-	1	(330)
Other fixed assets	10 to 20	(183)	(38)	-	4	-	-	(217)
(-) Accumulated depreciation		(10,621)	(5,521)	-	1,820	(102)	36	(14,388)
Total		12,495	585	3,404	(533)	33	(252)	15,732

16

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)
9.	Intangible assets and goodwill

9.1.	Breakdown of balances

	Average annual amortization rates %	Cost	Amortization	Net balance on September 30, 2022
Intangible assets under development	-	31,500	-	31,500
Brands and patents	-	29	-	29
Software license	20 to 50	8,985	(4,658)	4,327
Database	10	800	(527)	273
Goodwill	-	1,060,640	-	1,060,640
Customer portfolio	10	132,765	(93,148)	39,617
Non-compete	20	7,711	(1,853)	5,858
Platform	10 to 20	454,073	(74,996)	379,077
Total		1,696,503	(175,182)	1,521,321

	Average annual amortization rates %	Cost	Amortization	Net balance on December 31, 2021
Intangible assets under development	-	7,723	-	7,723
Brands and patents	-	25	-	25
Software license	20 to 50	7,449	(3,310)	4,139
Database	10	800	(467)	333
Goodwill	-	813,912	-	813,912
Customer portfolio	10	120,716	(81,965)	38,751
Non-compete	20	3,234	(874)	2,360
Platform	10 to 20	222,907	(39,793)	183,114
Total		1,176,766	(126,409)	1,050,357

17

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

9.2.	Changes in intangible assets and goodwill

	Average annual amortization rates %	December 31, 2021	Additions	Additions due to acquisitions	Transfers	Disposals	Hyperinflation adjustment	September 30, 2022
Intangible asset in progress		7,723	29,405	-	(5,872)	-	244	31,500
Software license		7,449	1,586	-	-	(55)	5	8,985
Database		800	-	-	-	-	-	800
Goodwill		813,912	-	246,728	-	-	-	1,060,640
Customer portfolio		120,716	-	12,049	-	-	-	132,765
Non-compete		3,234	-	4,477	-	-	-	7,711
Brands and patents		25	4	-	-	-	-	29
Platform		222,907	-	225,294	5,872	-	-	454,073
Cost		1,176,766	30,995	488,548	-	(55)	249	1,696,503
Intangible asset in progress		-	-	-	-	-	-	-
Software license	20 – 50	(3,310)	(1,403)	-	-	55	-	(4,658)
Database	10	(467)	(60)	-	-	-	-	(527)
Customer portfolio	10	(81,965)	(11,183)	-	-	-	-	(93,148)
Non-compete	20	(874)	(979)	-	-	-	-	(1,853)
Platform	10 - 20	(39,793)	(35,203)	-	-	-	-	(74,996)
(-) Accumulated amortizations		(126,409)	(48,828)	-	-	55	-	(175,182)
Total		1,050,357	(17,833)	488,548	-	-	249	1,521,321

18

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

	Average annual amortization rates %	December 31, 2020	Additions	Additions due to acquisitions	Transfers	December 31, 2021
Intangible asset in progress		8,433	9,849	-	(10,559)	7,723
Software license		3,584	3,517	-	348	7,449
Database		800	-	-	-	800
Goodwill		163,394	-	650,518	-	813,912
Customer portfolio		112,929	-	7,787	-	120,716
Non-compete		-	-	3,234	-	3,234
Brands and patents		-	24	1	-	25
Platform		75,065	77	137,554	10,211	222,907
Cost		364,205	13,467	799,094	-	1,176,766
Intangible asset in progress		-	-	-	-
Software license	20 – 50	(2,172)	(2,002)	-	864	(3,310)
Database	10	(387)	(80)	-	-	(467)
Customer portfolio	10	(67,524)	(12,579)	(1,862)	-	(81,965)
Non-compete	20	-	(337)	(537)	-	(874)
Platform	10 - 20	(12,647)	(20,612)	(5,670)	(864)	(39,793)
(-) Accumulated amortizations		(82,730)	(35,610)	(8,069)	-	(126,409)
Total		281,475	(22,143)	791,025	-	1,050,357

Amortization expense was R$48,828 for the nine months period ended September 30, 2022 (R$23,346 for the nine months period ended September 30, 2021).

The amortization of intangibles includes the amount of R$43,221 for the nine months periods ended September 30, 2022 (R$19,759 for the nine months periods ended September 30, 2021) related to amortization of intangible assets acquired in business combinations, of which R$31,010 (R$11,265 for the nine months periods ended September 30, 2021) was recorded in costs of services and R$12,211 (R$9,095 for the nine months periods ended September, 2021) in administrative expenses.

19

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

10.	Loans and borrowings

					Changes in cash			Changes not affecting cash
	Interest rate p.a.	Current	Non-current	December 31, 2021	Funding	Interest paid	Payments	Interest incurred	Adjustment to present value	Exchange rate change	September 31, 2022	Current	Non-current
Working capital	100% do CDI + 2.40% to 5.46% and 8.60% to 12.95%	64,415	98,723	163,138	20,000	(16,745)	(45,114)	17,201	(1,045)	(137)	137,298	65,606	71,692
Debentures	18.16%	-	45,000	45,000	-	(5,687)	(4,000)	5,687	-	-	41,000	21,294	19,706
		64,415	143,723	208,138	20,000	(22,432)	(49,114)	22,888	(1,045)	(137)	178,298	86,900	91,398

					Changes in cash			Changes not affecting cash
	Interest rate p.a.	Current	Non-current	December 31, 2020	Funding	Interest paid	Payments	Interest incurred	September 31, 2021	Current	Non-current
Working capital	100% CDI + 2.40% to 5.46% and TJLP + 2.98%	55,605	41,791	97,396	88,000	(8,338)	(32,129)	9,215	154,144	48,796	105,348
Working capital	9.12% and 13.22%	-	-	-	18,428	(997)	(399)	295	17,327	7,002	10,325
BNDES Prosoft	TJLP + 2.96%	592	987	1,579	-	(26)	(1,574)	21	-	-	-
Debentures	18.16%	-	-	-	45,000	(1,290)	-	1,290	45,000	-	45,000
		56,197	42,778	98,975	151,428	(10,651)	(34,102)	10,821	216,471	55,798	160,673

20

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

The portion classified in non-current liabilities has the following payment schedule:

	September 30, 2022	December 31, 2021
2023	25,575	70,305
2024	60,490	53,721
2025	5,333	18,797
After 2026	-	900
Total	91,398	143,723

Working Capital

On May 24, 2022, Zenvia Brazil entered into an agreement with Banco Votorantim S.A. for a CCB (Cédula de Crédito Bancário) in the aggregate amount of R$20,000. The transaction is secured by a fiduciary assignment of certain credits held at the Company bank account held by the Company with Banco Votorantim S.A.

Principal amortization included an 18-motnh grace period, during which only interest was due, followed by 18 monthly installments of principal and interest, with the first installment due on December 26, 2023 and the last installment at maturity on May 26, 2025.

Debentures

On May 10, 2021, D1 issued debentures, not convertible into shares, in three series totaling the amount of R$45,000 to be paid in 54 monthly installments. The interest is accrued and paid on a monthly basis. According to the deed of first private issuance of simple debentures, the debentures may have its early termination in the event of the following situations occur as per D1´s financial results:

a.	Consolidated adjusted gross margin is below 45%;
b.	Cash runway is below 6 months, which is calculated by dividing the cash position (cash and cash equivalents) by the average cash outflow of the past 6 months; and
c.	Debt coverage ratio is below 1.5, which is calculated by dividing the sum of the cash position (cash and cash equivalents) and the gross profit of the past 6 months by the interest payable for the next 6 months.

To this date, D1 has not breached any of the non-financial obligations described in the deed of debentures, such as monthly providing financial information and the calculation of the covenants (a) to (c).

On September 12, 2022, the Company signed an amendment, establishing an amortization schedule of 19 installments, the first being paid in September 2022, maturing in July 2024 and monthly interest at a fixed rate of 18.16% per annum (252 business days basis).

Also, in accordance with the signed amendment, new covenants were established for early termination in the following situations as per Zenvia Inc.´s Interim Earnings Release or Consolidated Financial Statements.

i.	The economic group´s adjusted gross margin is below 30%;
ii.	The economic group´s cash balance falls below R$65,000.

D1 is currently not in breach of any of the non-financial obligations set forth in the private deed. The financial indexes above will be ascertained quarterly from 1st quarter of 2023.

21

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

Contractual clauses

The Company has financing agreements in the amount of R$80,823 guaranteed by 20% of accounts receivable given as collateral and the balance of interest-earning bank deposits recorded as non-current assets, representing three times the amount of the first payment of principal plus interest. As of September 30, 2022, the Company was in compliance with the loans and borrowing financial covenants.

11.	Trade and other payables

	September 30, 2022	December 31, 2021
Domestic suppliers	168,279	132,051
Abroad suppliers	921	416
Advance from customers	4,628	5,130
Related parties (a)	52,413	-
Other accounts payable	7,976	7,763
Total	234,217	145,360

Current	232,957	144,424
Non-current	1,260	936

(a) The outstanding balances are related to the Company´s shareholder Twilio Inc. (note 22) which has ordinary SMS transactions with the Company.

22

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

12.	Long-Term Incentive Programs and Management remuneration

The Company offers to its executives and employees long-term incentive plans (“ILPs”) based on the issuance of restricted Class A common shares (“RSUs”) and cash-based payments equivalent to RSU. The Company recognizes as expense the fair value of RSUs, measured at the grant date, on a straight-line basis during the vesting provided by the respective plan, with a corresponding entry: to shareholders’ equity for plans exercisable in shares; and to liabilities for plans exercisable in cash. The accumulated expense recognized reflects the vesting period and the Company’s best estimate of the number of shares to be delivered. The expense of the plans is recognized in the statement of income (loss) in accordance with the function performed by the beneficiary.

The ILPs grant the beneficiaries the right to receive RSU subject to, among other conditions, a cliff vesting period and, for some beneficiaries, the achievement of certain performance goals established by the Company´s Executive Board of Directors.

The Company has three Long-Term Incentive Programs currently in force. In July 2021 in connection with the consummation of the initial public offering, the Company approved the Long-Term Incentive Program number two and three (“ILP 2” and “ILP3”) which entitled certain executives and employees to receive RSU and cash-based payments equivalent to RSU, establishing the terms, quantities, and conditions for the acquisition of rights related to the RSU. Beneficiaries of ILP 2 and 3 received 50% of the total granted RSU in cash in August 2021 and the right to receive RSU in shares subject to, among other terms and conditions, a cliff vesting period of 24 months following the initial public offering.

On May 4, 2022, the Executive Board of Directors approved a new Long-Term Incentive Program (“ILP 4”) that will grant a maximum of 240,000 RSU (or cash-based payments equivalent to RSU) to certain executives and employees of the Group subject to a vesting period of 28 months as of May 5, 2022 and, to certain executives and employees, the achievement of certain gross profit performance goals. On the same date, the Executive Board of Directors also approved a reduction of the vesting period ILP 2 and ILP3 from 24 to 18 months. The effects of reduction of the vesting period were recorded as an expense in our interim condensed consolidated financial statements. The granting of RSU under ILP 4 partially occurred in the third quarter of 2022 and a vesting provision was recorded as an expense in our interim condensed consolidated financial statements.

As of September 30, 2022, the Company had outstanding 295,334 “RSUs” that were authorized but not yet issued, related with future vesting conditions. The total compensation cost related to unvested RSUs was R$2,554 (R$1,069 as of December 31, 2021) recorded in our interim condensed consolidated financial statements. An expense amounting to R$2,192 (R$47,025 for the nine months periods ended September 30, 2021) was recorded in the interim condensed consolidated statements of profit or loss position as relative to the vesting period of the restricted share units.

Date		Quantity
Grant	Vesting	Shares granted	Outstanding shares	Weighted average grant date fair value (Per share)
08. 09. 2021	12. 22. 2022	45,522	45,522	59.11
08. 23. 2021	12. 22. 2022	11,436	11,436	84.50
08. 24. 2021	12. 22. 2022	3,833	3,833	86.68
05. 05. 2022	09. 05. 2024	240,000	234,543	75.72
		300,791	295,334

The roll forward of the granted shares for the period ended September 30, 2022, is presented as follows:

23

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

Consolidated
Outstanding RSU as of December 31, 2021	60,791
Shares granted	240,000
Shares delivered	(5,457)
Outstanding RSU on September 30, 2022	295,334

Key management personnel compensation

Key management personnel compensation comprised the follows:

Nine months periods ended September 30,
	2022	2021
Short-term employee benefits	15,840	6,412
Other long-term benefits	186	-
Termination benefits	617	930
Share-based payments	1,294	714
Total	17,937	8,056

The Company recognized these compensation expenditures as expenses during the nine-month period ended September 30, 2022.

24

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

13.	Provisions for tax, labor and civil risks

13.1.	Provisions for probable losses

The Company, in the ordinary course of its business, is subject to tax, civil and labor lawsuits. Management, supported by its legal advisors' opinion, assesses the probability of the outcome of the lawsuits in progress and the need to record a provision for risks that are considered sufficient to cover the probable losses.

The table below presents the position of provisions for disputes, probable losses and judicial deposits which refer to lawsuits in progress and social security risk.

	September 30, 2022	December 31, 2021
Provisions
Service tax (ISSQN) Lawsuit - Company Zenvia (a)	36,686	34,666
Labor provisions and other provisions	800	1,410
Total provisions	37,486	36,076
Judicial deposits
Service tax (ISSQN) judicial deposits - Lawsuit Company Zenvia (a)	(36,717)	(34,697)
Labor appeals judicial and other deposits	(288)	(10)
Total judicial deposits	(37,005)	(34,707)
Total	481	1,369

(a)	The amount of the liability related to the provision and judicial deposits for tax risk refers to the lawsuit filed by the City of Porto Alegre about the service tax (ISSQN) against Zenvia Brazil itself.

13.2.	Contingencies with possible losses

The company is involved in contingencies for which losses are possible, in accordance with the assessment prepared by Management with support from legal advisors. On September 30, 2022, the total amount of contingencies classified as possible was R$65,317 (R$208 as of December 31, 2021). The most relevant cases are set below:

Taxes: The company is involved in disputes related to: (i) administrative claim imposed by the authority of the city of Porto Alegre related to differences in the tax classification and rates of SMS A2P services in the amount of R$21,552 (R$0 as of December 31, 2021); (ii) administrative claim imposed by the authority of the city of Porto Alegre related to the supposed debit of municipal tax (ISSQN) after Zenvia Mobile transferred its headquarters from the city of Porto Alegre to the city of São Paulo in the amount of R$6,573 (R$0 as of December 31, 2021); (iii) administrative claims in the amount of R$36,592 (R$0 as of December 31, 2021) related to a fine imposed by the Brazilian federal tax authority for failure to pay income taxes on capital gain from the acquisition of Kanon Serviços em Tecnologia da Informação Ltda. by Zenvia Mobile from Spring Mobile Solutions Inc. in previous years.

Labor: the labor contingencies assessed as possible losses totaled R$190 as of September 30, 2022 (R$112 as of December 31, 2021).

Civil: the civil contingencies assessed as possible losses totaled R$383 as of September 30, 2022 (R$63 as of December 31, 2021).

25

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

14.	Liabilities from acquisitions
Liabilities from business combinations
	September 30, 2022	December 31, 2021
Investment acquisition - Total Voice	-	1,301
Investment acquisition - Sirena (a)	11,218	35,970
Investment acquisition – D1	40,000	164,000
Investment acquisition – Sensedata (b)	55,035	35,018
Investment acquisition – Movidesk	173,092	-
Total liabilities from acquisitions	279,345	236,289

Current	70,214	176,069
Non-current	209,131	60,220

(a)	An installment payment was agreed for the last installment of the earn-out due to Sirena's former shareholders, which would originally be paid in third quarter. The amount equivalent to US$7,515 will be paid as follows: 1) US$5,264 was paid on August 2022; 2) US$2,254 will be paid in 24 monthly installments plus interest. As collateral for payment of the monthly installments, Zenvia Brazil has granted promissory notes and assigned client receivables corresponding to 110% of the amount due.
(b)	On September 30, 2022, the amount of R$19,758 was recorded in liabilities as an additional earn-out due to the Sales and Purchase Agreement (“SPA”).

26

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

15.	Equity

a.	Share Capital

Shareholder’s	Class	September 30, 2022%		December 31, 2021%
Bobsin LLC	B	10,475,855	25.10	9,578,220	23.18
Oria Zenvia Co-investment Holdings, LP	B	3,178,880	7.62	3,178,880	7.69
Oria Zenvia Co-investment Holdings II, LP	B	3,941,050	9.44	3,941,050	9.54
Oria Tech Zenvia Co-investment – Fundo de Investimento em Participações Multiestratégia	B	4,372,480	10.48	4,372,480	10.58
Oria Tech 1 Inovação Fundo de Investimento em Participações	B	2,637,670	6.32	2,637,670	6.38
Twilio Inc.	A	3,846,153	9.22	3,846,153	9.31
D1 former shareholders	A	1,942,750	4.66	1,942,750	4.70
Sirena former shareholders	A	89,131	0.21	89,131	0.22
SenseData former shareholders	A	94,200	0.23	-	-
Movidesk former shareholders	A	315,820	0.76	-	-
Spectra I - Fundo de Investimento em Participações	A	39,940	0.10	39,940	0.10
Spectra II - Fundo de Investimento em Participações	A	159,770	0.38	159,770	0.39
Others	A	10,640,827	25.50	11,538,462	27.91
		41,734,526	100	41,324,506	100

On May 02, 2022, the Company delivered 315,820 of our Class A common shares to certain Movidesk shareholders as a part of the conclusion of the purchase agreement equivalent to an amount of R$15,740.

27

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

16.	Revenue

16.1.	Segment reporting

The Company acquired in 2020 Rodati Motor Corporation (“Sirena”), including the digital platform of R$54,521 and customer portfolio of R$1,975. These non-financial assets were integrated into the Zenvia business and support the Company’s operations in Brazil, United States, Argentina and Mexico. The Company has no other material non-financial assets outside Brazil.

The Company’s revenue by geography is presented below:

	For the three months period ended September 30,		For the nine months period ended September 30,
	2022	2021	2022	2021
Primary geographical markets
Brazil	163,986	138,878	531,301	357,053
USA	2,636	7,255	11,486	24,301
Argentina	2,680	1,999	8,015	5,218
Mexico	3,815	3,157	10,722	8,338
Switzerland	34	4,384	541	9,970
Colombia	1,388	-	4,038	-
Others	5,812	8,043	15,726	17,181
Total	180,351	163,716	581,829	422,061

In the three-month and nine-months periods ended September 30, 2022, the Company had one customer representing 12.20% and 14.79% (13,50% and 13.10% in the three-month and nine-months periods ended September 30, 2021), respectively, of consolidated revenue.

16.2.	Seasonality of operations

Although the Company has not historically experienced significant seasonality with respect to revenues throughout the year, some moderate seasonality has been observed in the use of the platforms in cases such as education and brick-and-mortar retail stores. The Company has experienced revenue growth during the Carnival period in March, the back-to-school periods in July and August, Black Friday at the end of November and the Christmas season. The rapid growth in the business has offset this seasonal trend to date, but its impact on revenue may be more pronounced in future periods.

28

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

17.	Expenses by nature

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021

Personnel expenses (a)	55,489	88,767	165,877	153,641
Costs with operators/Other costs	84,611	108,722	329,922	278,145
Depreciation and amortization	20,807	10,660	54,296	26,960
Outsourced services	7,355	10,204	24,797	25,559
Rentals/insurance/condominium/water/energy	107	361	1,017	1,515
Allowance for credit losses	1,044	1,408	5,041	4,653
Marketing expenses / events	3,264	1,761	5,288	6,695
Communication	4,372	2,751	12,745	6,091
Travel expenses	1,937	(67)	2,803	231
Other expenses (i)	13,236	(5,352)	30,178	1,955
Other income and expenses, net (ii)	9,114	(1,939)	29,082	(1,759)
Total	201,336	217,276	661,046	503,686

Cost of services	106,374	110,914	382,380	297,500
Sales and marketing expenses	34,389	22,314	90,579	60,514
General administrative expenses	33,158	79,489	107,498	126,678
Research and development expenses	17,395	5,091	46,588	16,100
Allowance for credit losses	1,044	1,407	5,041	4,653
Other income and expenses, net	8,976	(1,939)	28,960	(1,759)
Total	201,336	217,276	661,046	503,686

(i)	As of September 30, 2022, the total amount is mostly composed of R$5,904 referring to additions due to acquisition of Movidesk, R$2.359 referring to corporate events; R$6,819 referring to Software licence; and R$3,323 referring to Comissions.
(ii)	As of September 30, 2022, the total amount is mostly composed of R$23,798 referring to additional earn-out on the achievement of gross profit milestones in the contract acquisition of Sirena and SenseData, and R$5,529 refers to losses for non-use of the advance payment signed in June 2021 with a Brazilian telecommunications company related to SMS service agreement.

29

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

(a)	Personnel expenses:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Salary	30,404	20,756	88,225	46,808
Benefits	5,601	2,346	13,373	4,918
Compulsory contributions to social security	7,854	7,718	22,328	16,836
Compensation	1,155	(9)	2,125	1,787
Provisions (vacation/13th salary)	6,403	4,114	18,435	8,127
IPO Bonus (Cash and share-based payment)	989	45,508	3,024	48,072
Provision for bonus and profit sharing	1,487	4,175	11,622	9,566
Compensation to former shareholders	-	2,995	1,560	14,246
Other	1,596	1,164	5,185	3,281
Total	55,489	88,767	165,877	153,641

18.	Financial Income (Expenses)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Finance expenses
Interest on loans and financing	(5,875)	(4,192)	(17,063)	(9,530)
Interest on Debentures	(1,936)	(1,290)	(5,687)	(1,290)
Foreign exchange losses	(5,636)	(1,896)	(11,122)	(15,048)
Bank expenses and IOF (tax on financial transactions)	(1,536)	(755)	(3,386)	(3,914)
Other financial expenses	(683)	(2,993)	(5,000)	(6,597)
Interests on leasing contracts	(102)	(109)	(399)	(239)
Losses on derivative instrument	(40)	685	(896)	(170)
Inflation adjustment	(2,976)	(288)	(6,709)	(1,019)
Adjustment to present value (APV)	(5,385)	-	(5,385)	-
Total finance expenses	(24,169)	(10,838)	(55,647)	(37,807)
Finance income
Interest	438	(1,492)	1,059	491
Foreign exchange gain	2,389	1,768	12,103	17,756
Interests on financial instrument	2,096	1,381	12,008	2,001
Other financial income	580	770	735	844
Gain on financial instrument	-	-	482	-
Adjustment to present value (APV)	1,453	-	2,119	-
Total finance income	6,956	2,427	28,506	21,092
Total financial income (expenses)	(17,213)	(8,411)	(27,141)	(16,715)

30

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

19.	Income tax and social contribution

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense in these interim condensed consolidated financial statements may have to be adjusted in a subsequent interim period if the Company’s estimate of the annual income tax rate changes in future periods.

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Deferred taxes on temporary differences and tax losses	10,793	3,856	26,678	13,512
Current tax expenses	(399)	(1,458)	(1,122)	(2,090)
Tax (income) expense	10,394	2,398	25,556	11,422

19.1.	Reconciliation between the nominal income tax and social contribution rate and effective rate

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Income before income tax and social contribution	(38,198)	(61,971)	(106,358)	(98,340)
Basic rate	34%	34%	34%	34%
Income tax and social contribution	12,987	21,075	36,162	33,440
Tax incentives
Net operating loss carryforward not recorded from subsidiaries (a)	(1,036)	(889)	(5,438)	(2,392)
Management Bonus (Including IPO)	(636)	(15,361)	(2,485)	(16,256)
Others	(921)	(2,422)	(2,683)	(3,366)
Tax benefit (expense)	10,394	2,398	25,556	11,422
Effective rate	27.21%	3.87%	24.03%	11.61%

(a)	For certain subsidiaries of Rodati Motor Corporation no deferred tax assets were recognized from temporary differences and tax loss carryforward in the amount of R$4,914 because it is not probable that future taxable profit will be available against which the Company can use the benefits therefore.

31

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

19.2.	Breakdown and Changes in deferred income tax and social contribution

	September 30, 2022	December 31, 2021
Deferred tax assets
Provision for labor, tax and civil risk	12,473	10,428
Allowance for doubtful accounts	2,510	2,181
Tax losses and negative basis of social contribution tax	19,058	11,728
Provision for compensation from acquisitions	18,705	13,615
Other temporary differences	4,833	4,026
Total deferred tax assets	57,579	41,978
Deferred Tax liabilities
Goodwill	(26,785)	(26,785)
Customer portfolio and platform	(3,601)	(14,673)
Total deferred tax liabilities	(30,386)	(41,458)
Net deferred tax	27,193	520
Deferred taxes – assets	27,193	2,276
Deferred taxes – liabilities	-	(1,756)

Balance at December 31, 2021	520
Additions	26,673
Foreign exchange variation	-
Balance at September 30, 2022	27,193

The Company did not present taxable income in prior periods, mainly due to the deductibility for tax purposes of goodwill, representing a temporary difference. However, based on projections of taxable income and the reversal of goodwill temporary difference, management believes that sufficient taxable income will be available in future periods to recover deferred tax assets.

32

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

20.	Earnings per share

The calculation of basic earnings per share is calculated by dividing net income for the period by the weighted average number of common shares existing during the period. Diluted earnings per share are calculated by dividing net income for the period by weighted average number of common shares existing during the period plus weighted average number of common shares that would be issued upon conversion of all potentially diluting common shares into common shares.

As of September 30, 2022 and 2021, the number of shares used to calculate the diluted net loss per share of common stock attributable to common shareholders is the same as the number of shares used to calculate the basic net loss per share of common stock attributable to common shareholders for the period presented because potentially dilutive shares would have been antidilutive if included in the calculation. The tables below show data of income and shares used in calculating basic and diluted earnings per share. The Class A common stock subject to future vesting were excluded from the calculation of the diluted net loss per share attributable to common stockholders because their effect would have been anti-dilutive:

Nine months ended September 30,
	2022	2021
Basic and diluted earnings per share
Numerator
Profit (loss) of the period assigned to Company’s shareholders	(80,759)	(86,918)
Denominator
Weighted average for number of common shares	41,529,516	41,324,506
Class A common stock subject to future vesting	60,791	60,480
	41,590,307	41,384,986

Basic and diluted earnings (loss) per share (in reais)	(1.942)	(2.103)

33

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

21.	Risk management and financial instruments

21.1.	Classification of financial instruments

The classification of financial instruments is presented in the table below, and in the understanding of the Company's Management, there are no financial instruments classified in other categories besides those informed:

	September 30, 2022					December 31, 2021
	Fair value through profit or loss	Amortized cost	Level 1	Level 2	Level 3	Fair value through profit or loss	Amortized cost	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	83,809	37,284	83,809	-	-	346,759	235,472	346,759	-	-
Financial investment	7,831	-	7,831	-	-	7,005	-	7,005	-	-
Trade accounts receivable	-	145,952	-	-	-	-	142,407	-	-	-
Derivative financial instruments	-	-	-	-	-	74	-	-	74	-
Total assets	91,640	183,236	91,640	-	-	353,838	377,879	353,764	74	-
Liabilities
Loans and financing	-	178,298	-	-	-	-	208,138	-	-	-
Trade and other payable	-	234,217	-	-	-	-	145,360	-	-	-
Liabilities from acquisition	-	-	-	-	279,345	-	-	-	-	236,289
Total liabilities	-	412,515	-	-	279,345	-	353,498	-	-	236,289

34

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

21.1.1.	Level 3 measurement

The Company has a liability arising from its acquisitions, which will be settled as the goals established in the contract are reached. As of September 30, 2022, the Company had a total of R$279,345 (R$236,289 on December 31, 2021) recorded under Liabilities from acquisition.

21.2.	Financial risk management

The main financial risks to which the Company and its subsidiaries are exposed when conducting their activities are:

(a)	Credit risk

It results from any difficulty in collecting the amounts of services provided to the customers. The Company and its subsidiaries are also subject to credit risk from their interest earning bank deposits. The credit risk related to the provision of services is minimized by a strict control of the customer base and active delinquency management by means of clear policies regarding the concession of services. There is no concentration of transactions with customers and the default level is historically very low. In connection with credit risk relating to financial institutions, the Company and its subsidiaries seek to diversify such exposure among financial institutions.

Credit risk exposure

The book value of financial assets represents the maximum credit exposure. The maximum credit risk exposure on financial information date was:

	September 30, 2022	December 31, 2021
Cash and cash equivalents	121,093	582,231
Financial investment	7,831	7,005
Trade accounts receivable	147,413	142,407
Total	276,337	731,643

The Company determines its allowance for expected credit losses by applying a loss rate calculated on historical effective losses on sales.

Additionally, the Company considers that accounts receivable had a significant increase in credit risk and provides for:

●        All notes receivable past due for more than 6 months;

●        Notes subject to additional credit analysis presenting indicators of significant risks of default based on ongoing renegotiations, failure indicators or judicial recovery ongoing processes and customers with relevant evidence of cash deteriorating situation.

35

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

(b)	Market Risk

Interest rate and inflation risk: Interest rate risk arises from the portion of debt and interest earning bank deposits remunerated at CDI (Interbank Deposit Certificate) rate, which may adversely affect the financial income or expenses in the event an unfavorable change in interest and inflation rates takes place.

(c)	Operations with derivatives

The Company used derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the statement of profit or loss under “net financial cost”. On September 30, 2022, the Company has no longer derivative financial instruments registered in its balance sheet.

(d)	Liquidity risk

The liquidity risk consists of the risk of the Company not having sufficient funds to settle its financial liabilities. The Company’s and its subsidiaries’ cash flow and liquidity control are closely monitored by Company 's Management, so as to ensure that cash operating generation and previous fund raising, as necessary, are sufficient to maintain the payment schedule, thus not generating liquidity risk for the Company and its subsidiaries.

We present below the contractual maturities of financial liabilities including payment of estimated interest.

Non-derivative financial liabilities	Book value	Contractual cash flow	Up to 12 months	1–2 years	2–3 years	>3 years
Loans and financing	178,298	194,958	96,168	79,580	19,210	-
Trade and other payables	234,217	234,217	232,957	1,260	-	-
Liabilities from acquisitions	279,345	279,345	70,214	209,131	-	-
Lease liabilities	4,149	5,865	2,203	3,662	-	-
Total	696,009	714,385	401,542	293,633	19,210	-

(e)	Sensitivity analysis

The main risks linked to the Company's operations are linked to the variation of the Interbank Deposit Certificate (CDI) for financing and financial investments and the Long-Term Interest Rate (TJLP) for financing. The Company’s financial instruments are represented by cash and cash equivalents, accounts receivable, accounts payable, loans and financing, and are recorded at amortized cost, plus interests incurred.

Investments indexed to CDI are recorded at market value, according to quotations published by the respective financial institutions, and the remainder refer mostly to bank deposit certificates. Therefore, the recorded amount of these securities does not differ from the market value.

The table below presents three scenarios for the risk of decreasing or increasing of the CDI indexes. The base scenario was the index as of September 30, 2022 of 13.75% p.a. Scenario II represents a 25% increase or decrease and scenario III a 50% increase or decrease. The Company has loans and borrowings linked to the CDI rate (long-term interest rate).

36

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

Operation	Balance at September 30, 2022	Risk	Scenario I Current scenario	Scenario II	Scenario III
Financial investments	83,809	CDI decrease	11,524	8,643	5,762
			13.75%	10.31%	6.88%
Financial liabilities - financing	178,298	CDI increase	24,516	30,645	36,774
			13.75%	17.19%	20.63%

(f)	Capital management

The Company's capital management aims to ensure that a strong credit rating is maintained before institutions, as well as a strong capital relationship, so as to support Company's business and leverage shareholders' value.

The Company controls its capital structure by adjusting it to the current economic conditions. In order to maintain an adjusted structure, the Company may pay dividends, return capital to the shareholders, fund new loans, issue promissory notes and contract derivative transactions.

The Company considers its net debt structure as loans and financing less cash and cash equivalents. The financial leverage ratios are summarized as follows:

	September 30, 2022	December 31, 2021
Loans and borrowings	178,298	208,138
Cash and cash equivalents	(121,093)	(582,231)
Net debt	57,205	(374,093)
Total equity	1,122,394	1,203,202
Net debt/equity (%)	0.05	(0.31)

22.	Related Parties

Related parties transactions are carried out under conditions and prices established by the parties, the intercompany transactions are eliminated in consolidation.

As of September 30, 2022, the Company has R$50,952 (R$7,269 as of December 31, 2021) in trade and other payables with shareholder Twilio Inc. related to agreement established between the Company and Twilio Inc. which establish a transaction from SMS operations with no markup, with the SMS cost been reimbursement in advance.

23.	Subsequent events

On October 26, 2022, the Company announced a renegotiation of the payment terms related to the acquisitions of D1 and Movidesk. Following the agreements, the Company’s funding gap until the end of 2023 has now significantly declined, allowing us to focus on continuing expanding gross profit and generating positive Earnings Before interest, Taxes, Depreciation and Amortization.(“EBITDA”).

For D1, the last fixed installment due to certain former shareholders on March 31, 2023, of R$40,000, will now be paid, as follows: (i) R$7,320 in January 2023, (ii) R$3,660 in February 2023, (iii) R$4,618 in March 2023 and (iv) 23 monthly installments of R$1,220 between April 2023 and February 2025, subject to accrued interests in line with Zenvia’s current bank financing costs.

37

Zenvia Inc. Notes to the unaudited interim condensed consolidated financial statements (In thousands of reais)

For Movidesk, the earn-out payment due to certain former shareholders, previously expected to total R$205 million, which could reach R$320 million, will now be paid in fixed and variable installments subject to accrued interest in line with Zenvia’s current bank financing costs. Per the terms of the agreement, (i) 12 fixed monthly installments of R$100 will be paid from January 2023 until December 2023, (ii) R$204,408 will be paid in 36 fixed monthly installments subject to accrued interest from January 2024 until December 2026, and (iii) an additional variable amount calculated in terms of certain gross margin targets achieved by the end of September 2023, currently expected to total R$24,042, will be paid in 6 monthly installments subject to accrued interest from January 2024 until June 2024.

* * *

38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 16, 2022

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer